OMB APPROVAL
OMB Number: 3235-0145
Expires: December 31, 2005
Estimated average burden
hours per response. . . 11

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934

(Amendment No. 3)*

Onyx Pharmaceuticals, Inc.
(Name of Issuer)
Common Stock, par value $0.001 per share
(Title of Class of Securities)
683399 10 9
(CUSIP Number)
Margaret M. Foran Vice President - Corporate Governance and Secretary 235 East 42nd Street New York, N.Y. 10017 212-733-4802
(Name, Address, and Telephone Number of Person Authorized to Receive Notices and Communications)
March 8, 2001
(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Sec. 240.13d-1(e), 240.13D(f) or 240.13d-1 (g), check the following box. ----

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Sec. 240.13d-7 for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

Persons who respond to the collection of Information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

CUSIP No. 683399 10 9

1.	Names of Reporting Persons.
I.R.S. Identification Nos. of above persons (entities only). Pfizer Inc., 13-5315170
2.	Check the Appropriate Box if a Member of a Group (See Instructions)
(a)
(b)
3.	SEC Use Only ........................................................................................
4.	Source of Funds (See Instructions) ......WC..................................................
5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e)
6.	Citizenship or Place of Organization Delaware

Number of Shares Beneficially Owned by Each Reporting Person With		7.	Sole Voting Power 1,398,079
		8.	Shared Voting Power
		9.	Sole Dispositive Power 1,398,079
		10.	Shared Dispositive Power
11.	Aggregate Amount Beneficially Owned by Each Reporting Person 1,398,079 ..
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions)
13.	Percent of Class Represented by Amount in Row (11) 5.9%
14.	Type of Reporting Person (See Instructions)
HC

OMB APPROVAL
OMB Number: 3235-0145
Expires: December 31, 2005
Estimated average burden
hours per response. . . 11

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934

(Amendment No. 3)*

Onyx Pharmaceuticals, Inc.
(Name of Issuer)
Common Stock, par value $0.001 per share
(Title of Class of Securities)
683399 10 9
(CUSIP Number)
Margaret M. Foran Vice President - Corporate Governance and Secretary 235 East 42nd Street New York, N.Y. 10017 212-733-4802
(Name, Address, and Telephone Number of Person Authorized to Receive Notices and Communications)
March 8, 2001
(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Sec. 240.13d-1(e), 240.13D(f) or 240.13d-1 (g), check the following box. ----

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Sec.240.13d-7 for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

Persons who respond to the collection of Information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

CUSIP No. 683399 10 9

1.	Names of Reporting Persons.
I.R.S. Identification Nos. of above persons (entities only). Warner-Lambert Company LLC; 22-1598912
2.	Check the Appropriate Box if a Member of a Group (See Instructions)
(a)
(b)
3.	SEC Use Only ........................................................................................
4.	Source of Funds (See Instructions) ......WC..................................................
5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e)
6.	Citizenship or Place of Organization Delaware

Number of Shares Beneficially Owned by Each Reporting Person With		7.	Sole Voting Power 1,398,079
		8.	Shared Voting Power
		9.	Sole Dispositive Power 1,398,079
		10.	Shared Dispositive Power
11.	Aggregate Amount Beneficially Owned by Each Reporting Person 1,398,079 ..
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions)
13.	Percent of Class Represented by Amount in Row (11) 5.9%
14.	Type of Reporting Person (See Instructions)
CO

This Amendment No. 3 (this "Amendment") to the Statement on Schedule 13D filed by Warner-Lambert Company, a Delaware corporation ("Purchaser"), on May 9, 1996 and amended on July 1, 1997 and February 28, 2000 (the "Schedule 13D"), relates to the common stock, par value $.001 per share (the "Common Stock"), of Onyx Pharmaceuticals, Inc., a Delaware corporation ("Issuer") and amends such Statement as follows: (All capitalized terms used but not defined herein have the meaning ascribed to them in the Schedule 13D).

  Item 3 is amended by adding the following:

  The source of funds used in purchasing Securities on March 8, 2001 is the working capital of Purchaser. The amount of such funds is $5,000,000.

  Item 4 is amended by adding the following:

On March 8, 2001 Purchaser exercised the Second Put Right and purchased an additional 460,872 shares of the Common Stock for an aggregate purchase price of $5,000,000.

Signature

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

6/4/2003
Date
/s/ Susan Grant
Signature
Susan Grant, Assistant Secretary
Name/Title